EXHIBIT (h)(4)

TRANSFER AGENT SERVICING AGREEMENT

THIS AGREEMENT is made and entered into this 18th day of April 2020 by and between CHESTNUT STREET EXCHANGE FUND, a California limited partnership, (the “Fund”) and U.S. BANCORP FUND SERVICES, LLC d/b/a U.S. BANK GLOBAL FUND SERVICES, a Wisconsin limited liability company (“USBGFS”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end diversified management investment company, and is authorized to issue units of partnership interest (“shares”) in separate series, with each such series representing interests in a separate portfolio of securities and other assets; and

WHEREAS, USBGFS is, among other things, in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers; and

WHEREAS, the Fund desires to retain USBGFS to provide transfer and dividend disbursing agent services to the Fund.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBGFS as Transfer Agent

The Fund hereby appoints USBGFS as transfer agent of the Fund on the terms and conditions set forth in this Agreement, and USBGFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of USBGFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBGFS hereunder.

2.	Services and Duties of USBGFS

(I)	USBGFS shall provide the following transfer agent and dividend disbursing agent services to the Fund:

A.	Receive and process all orders for purchase, exchange, transfer, and/or redemption of Fund shares in accordance with Rule 22c-1 under the 1940 Act, other applicable regulations, and as specified in the Fund’s registration statement, as amended (or similar disclosure document) (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) .

B.	Process purchase and redemption orders with prompt delivery, where appropriate, of payment and supporting documentation to the shareholder based on the shareholder’s or the Fund’s custodian instructions, and record the appropriate number of shares being held in the appropriate shareholder account.

C.	Process redemption requests received in good order and, where relevant, deliver appropriate documentation to the Fund's custodian.

D.	Pay proceeds upon receipt from the Fund's custodian, where relevant, in accordance with the instructions of redeeming shareholders.

E.	Process transfers of shares in accordance with the shareholder's instructions, after receipt of appropriate documentation from the shareholder as specified in the Prospectus.

F.	Prepare and transmit payments, or apply reinvestments for income dividends and capital gains distributions declared by the Fund with respect to a Fund, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

G.	Serve as the Fund’s agent in connection with systematic plans including, but not limited to, systematic investment plans, systematic withdrawal plans, and systematic exchange plans.

H.	Make changes to shareholder records, including, but not limited to, address and plan changes in plans (e.g., systematic investment and withdrawal and dividend reinvestment).

I.	Handle load and multi-class processing, including rights of accumulation and purchases by letters of intent in accordance with the Prospectus.

J.	Record the issuance of shares of the Fund and maintain, pursuant to Rule 17Ad-10(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a record of the total number of shares of each Fund which are authorized, issued and outstanding.

K.	Prepare ad-hoc reports as necessary at prevailing rates.

L.	Mail annual, semi-annual and quarterly shareholder reports to current shareholders for whom USBGFS has direct access and appropriate registration information.

M.	Prepare and file U.S. Treasury Department Forms 1099 and other appropriate information returns required with respect to dividends and distributions for all shareholders.

N.	Provide shareholder account information upon shareholder or Fund requests and prepare and mail confirmations and statements of account to shareholders for all purchases, redemptions and other confirmable transactions as agreed upon with the Fund.

O.	Address and mail proxy materials for all meetings of partners and will tabulate the proxy cards for the such meetings of the Fund’s partners.

P.	Mail and/or obtain shareholders’ certifications under penalties of perjury and pay on a timely basis to the appropriate federal or state authorities any taxes to be withheld on dividends and distributions paid by the Fund, all as required by applicable federal and state tax laws and regulations..

Q.	Provide the total number of shares of the Fund sold in each state to enable the Fund to monitor such sales for blue sky purposes; provided that the Fund, not USBGFS, is responsible for ensuring that shares are not sold in violation of any requirement under the securities laws or regulations of any state.

R.	Answer correspondence from shareholders, securities brokers and others relating to USBGFS’ duties hereunder, and such other correspondence as may be mutually agreed upon between the parties, within required time periods established by applicable regulation
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S.	Reimburse the Fund each month for all material losses resulting from “as of” processing errors for which USBGFS is responsible in accordance with the “as of” processing guidelines set forth on Exhibit A hereto.

T.	Calculate average assets held in shareholder accounts for purposes of paying Rule 12b-1 and/or shareholder servicing fees as directed by a Fund.

U.	Provide service and support to financial intermediaries including but not limited to trade placements, settlements and corrections.

V.	Cooperate with the Fund’s independent public accountants and take all reasonable action in the performance of its obligations under this Agreement to assure that the necessary information is made available to such accountants for the expression of their unqualified opinion in the Fund’s annual report, or such substitute report that may be in effect from time to time.

3.	Lost Shareholder Due Diligence Searches and Servicing

The Fund hereby acknowledges that USBGFS has an arrangement with an outside vendor to conduct lost shareholder searches required by Rule 17Ad-17 under the Exchange Act . Costs associated with such searches will be passed through to the Fund as a miscellaneous expense in accordance with the fee schedule set forth in Exhibit B hereto. If a shareholder remains lost and the shareholder’s account unresolved after completion of the mandatory Rule 17Ad-17 search, the Fund hereby authorizes USBGFS to conduct a more in-depth search in order to locate the lost shareholder before the shareholder’s assets escheat to the applicable state, to enter into agreements with vendors to conduct such additional searches, and to charge the reasonable costs of such additional searches to the account of the lost shareholder.

4.	Anti-Money Laundering and Red Flag Identity Theft Prevention Programs

The Fund acknowledges that it has had an opportunity to review and consider the written procedures provided by USBGFS describing various tools used by USBGFS which are designed to promote the detection and reporting of potential money laundering activity and identity theft by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”). Further, the Fund and USBGFS have each determined that the Procedures, as part of the Fund’s overall anti-money laundering program and the Red Flag Identity Theft Prevention program, are reasonably designed to: (i) prevent the Fund from being used for money laundering or the financing of terrorist activities; (ii) to prevent identity theft; and (iii)to achieve compliance with the applicable provisions of the Fair and Accurate Credit Transactions Act of 2003, the Bank Secrecy Act, the Office of Foreign Assets Control Sanctions Programs (“economic sanctions”), the USA PATRIOT Act of 2001, and the implementing regulations thereunder.

Based on this determination, the Fund hereby instructs and directs USBGFS to implement the Procedures on the Fund’s behalf, as such may be amended or revised from time to time. It is contemplated that these Procedures will be amended from time to time by USBGFS as additional regulations are adopted and/or regulatory guidance is provided relating to the Fund’s anti-money laundering and identity theft responsibilities.

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The Fund acknowledges and agrees that although it is directing USBGFS to implement the Procedures on its behalf, USBGFS is implementing the Procedures as a service provider to the Fund and the Fund is and remains ultimately responsible for complying with all applicable laws, rules, and regulations with respect to anti-money laundering, customer identification, identity theft prevention, economic sanctions, and terrorist financing, whether under the Bank Secrecy Act, the USA PATRIOT Act of 2001, the Fair and Accurate Credit Transactions Act of 2003, or otherwise, including, without limitation, the establishment and board adoption of its own formal anti-money laundering program and the designation of its own anti-money laundering officer.

The Fund further acknowledges and agrees that certain portions of the Procedures are applicable to certain products, entities, structures, or geographies and, accordingly, certain portions of the Procedures may not be implemented with respect to the Fund. The Fund has had the opportunity to discuss the Procedures with USBGFS, and the Fund understands and agrees which portions of the Procedures may not be implemented on behalf of the Fund. Without limitation of the foregoing, USBGFS shall not be responsible for providing anti-money laundering or customer identification services with respect to certain intermediary or dealer-controlled customer accounts (i.e., level 0 sub-accounts through the Fund/SERV system operated by the national Securities Clearing Corporation) and other fund client relationships where there is a sub-transfer agency or similar arrangement between the Fund and the intermediary.

USBGFS agrees to provide to the Fund:

(a)	Prompt written notification of any transaction or combination of transactions that USBGFS believes, based on the Procedures, evidence money laundering or identity theft activities in connection with the Fund or any shareholder of the Fund;

(b)	Prompt written notification of any shareholder(s) that USBGFS reasonably believes, based upon the Procedures, to be engaged in money laundering or identity theft activities, provided that the Fund agrees not to communicate this information to the shareholder;

(c)	Any reports received by USBGFS from any government agency or applicable industry self-regulatory organization pertaining to USBGFS’ Anti-Money Laundering Program or the Red Flag Identity Theft Prevention Program on behalf of the Fund;

(d)	Prompt written notification of any action taken in response to anti-money laundering violations or identity theft activity as described in (a), (b) or (c); and

(e)	Certified annual and quarterly reports of its monitoring and customer identification activities pursuant to the Procedures on behalf of the Fund.

The Fund hereby directs, and USBGFS acknowledges, that USBGFS shall (i) permit federal regulators access to such information and records maintained by USBGFS and relating to USBGFS’ implementation of the Procedures, on behalf of the Fund, as they may request, and (ii) permit such federal regulators to inspect USBGFS’ implementation of the Procedures on behalf of the Fund.

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5.	Compensation

USBGFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended from time to time). USBGFS shall also be reimbursed for such miscellaneous expenses set forth in Exhibit B as are reasonably incurred by USBGFS in performing its duties hereunder. The Fund shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Fund shall notify USBGFS in writing within 30 calendar days following receipt of each invoice if the Fund is disputing any amounts in good faith. The Fund shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid. Notwithstanding anything to the contrary, amounts owed by the Fund to USBGFS shall only be paid out of assets and property of the Fund.

6.	Representations and Warranties

A.	The Fund hereby represents and warrants to USBGFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by the Fund in accordance with all requisite action and constitutes a valid and legally binding obligation of the Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(4)	A registration statement under the 1940 Act, will be made effective prior to the effective date of this Agreement and will remain effective during the term of this Agreement, and appropriate state securities law filings will be made prior to the effective date of this Agreement and will continue to be made during the term of this Agreement as necessary to enable the Fund to make a continuous public offering of its shares;

(5)	All records of the Fund (including, without limitation, all shareholder and account records) provided to USBGFS by the Fund or by a prior transfer agent of the Fund are, to the best of the Fund’s knowledge, accurate and complete and USBGFS is entitled to rely on all such records in the form provided; and
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B.	USBGFS hereby represents and warrants to the Fund, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by USBGFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBGFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)	It is a registered transfer agent under the Exchange Act.

7.	Standard of Care; Indemnification; Limitation of Liability

A.	USBGFS shall exercise reasonable care in the performance of its duties under this Agreement. USBGFS shall not be liable for any error of judgment; mistake of law; fraud or misconduct by the Fund, any Fund, the adviser or any other service provider to the Fund or a Fund, or any employee of the foregoing; or for any loss suffered by the Fund, in connection with USBGFS’ duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBGFS’ reasonable control, except a loss arising out of or relating to USBGFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBGFS has exercised reasonable care in the performance of its duties under this Agreement, the Fund shall indemnify and hold harmless USBGFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBGFS may sustain or incur or that may be asserted against USBGFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBGFS by any duly authorized officer of the Fund, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBGFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Fund, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “USBGFS” shall include USBGFS’ directors, officers and employees.
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USBGFS shall indemnify and hold the Fund harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Fund may sustain or incur or that may be asserted against the Fund by any person arising out of any action taken or omitted to be taken by USBGFS as a result of USBGFS’ refusal or failure to comply with the terms of this Agreement, or from USBGFS’ bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBGFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “Fund” shall include the Fund’s managing general partners, officers and employees.

Neither party to this Agreement shall be liable to the other party for (i) any consequential damages, special or punitive damages under any provision of this Agreement; or (ii) any delay by reason of circumstances beyond its reasonable control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its reasonable control of transportation or power supply.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its reasonable control, USBGFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBGFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBGFS. USBGFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency and cybersecurity plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Fund shall be entitled to inspect USBGFS’ premises and operating capabilities at any time during regular business hours of USBGFS, upon reasonable notice to USBGFS. Moreover, USBGFS shall provide the Fund, at such times as the Fund may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBGFS relating to the services provided by USBGFS under this Agreement.

Notwithstanding the above, USBGFS reserves the right to reprocess and correct administrative errors at its own expense.

B.	In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.
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C.	The indemnity and defense provisions set forth in this Section 7 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBGFS is acting in another capacity for the Fund pursuant to a separate agreement, nothing herein shall be deemed to relieve USBGFS of any of its obligations in such other capacity.

8.	Data Necessary to Perform Services

The Fund or its agent shall furnish to USBGFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

9.	Proprietary and Confidential Information

A.	USBGFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund, all records and other information relative to the Fund and prior, present, or potential shareholders of the Fund (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where USBGFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Fund. Records and other information which have become known to the public through no wrongful act of USBGFS or any of its employees, agents or representatives, and information that was already in the possession of USBGFS prior to receipt thereof from the Fund or its agent, shall not be subject to this paragraph.

Further, USBGFS will adhere to the privacy policies adopted by the Fund pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time and all applicable privacy laws, rules and regulations. In this regard, USBGFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Fund and its shareholders.

B.	The Fund agrees on behalf of itself and its officers, and employees to treat confidentially and as proprietary information of USBGFS, all non-public information relative to USBGFS (including, without limitation, information regarding USBGFS’ pricing, products, services, customers, suppliers, financial statements, processes, know-how, trade secrets, market opportunities, past, present or future research, development or business plans, affairs, operations, systems, computer software in source code and object code form, documentation, techniques, procedures, designs, drawings, specifications, schematics, processes and/or intellectual property), and not to use such information for any purpose other than in connection with the services provided under this Agreement, except (i) after prior notification to and approval in writing by USBGFS, which approval shall not be unreasonably withheld and may not be withheld where the Fund may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by USBGFS. Information which has become known to the public through no wrongful act of the Fund or any of its employees, agents or representatives, and information that was already in the possession of the Fund prior to receipt thereof from USBGFS, shall not be subject to this paragraph.
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C.	Notwithstanding anything herein to the contrary, (i) the Fund shall be permitted to disclose the identity of USBGFS as a service provider, redacted copies of this Agreement, and such information as may be required in the Fund’s registration or offering documents, or as may otherwise be required by applicable law, rule, or regulation, and (ii) USBGFS shall be permitted to include the name of the Fund in lists of representative clients in due diligence questionnaires, RFP responses, presentations, and other marketing and promotional purposes.

10.	Records

USBGFS shall maintain records of the accounts for each Shareholder showing the following information:

A.	name, address and United States Tax Identification or Social Security number;

B.	number of Shares held and number of Shares for which certificates, if any, have been issued, including certificate numbers and denominations;

C.	such historical information received from the prior transfer agent regarding the account of each Shareholder, including dividends and distributions paid and the date and price for all transactions on a Shareholder's account;

D.	information received during the term of this agreement regarding the account of each Shareholder, including dividends and distributions paid and the date and price for all transactions on a Shareholder's account;

E.	any stop or restraining order placed against a Shareholder's account;

F.	any correspondence relating to the current maintenance of a Shareholder's account;

G.	information with respect to withholdings; and

H.	any information required in order for USBGFS to perform any calculations contemplated or required by this Agreement.

USBGFS shall also keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Fund, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBGFS agrees that all such records prepared or maintained by USBGFS relating to the services to be performed by USBGFS hereunder are the property of the Fund and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Fund or its designee on and in accordance with its request. Notwithstanding the foregoing, USBGFS may retain such copies of such records in such form as may be required to comply with any applicable law, rule, regulation, or order of any governmental, regulatory, or judicial authority of competent jurisdiction.

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11.	Compliance with Laws

A.	The Fund has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, the Sarbanes-Oxley Act of 2002, the USA PATRIOT Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Registration Statement . USBGFS’ services hereunder shall not relieve the Fund of its responsibilities for assuring such compliance or the Managing General Partners ’s oversight responsibility with respect thereto. The provisions in this section shall not have any affect upon the services USBGFS is required to provide or the standard of care and liability USBFS has set forth in Section 7 of this Agreement.

B.	The Fund shall immediately notify USBGFS if the investment strategy of the Fund materially changes or deviates from the investment strategy disclosed in the current Registration Statement, or if it becomes subject to any new law, rule, regulation, or order of a governmental or judicial authority of competent jurisdiction that materially impacts the operations of the Fund or the services provided under this Agreement.

C.	If, and to the extent that, the General Data Protection Regulation (EU) 2016/679, as amended (“GDPR”) or the Cayman Islands Data Protection Law, 2017, as amended (“DPL”), are applicable to USBGFS and the Fund the following provisions shall apply:

(1)	The parties agree USBGFS is a “Data Processor” under GDPR and DPL, as applicable, in the performance of its services under this the Agreement. Notwithstanding the foregoing, the parties agree USBFS is a “Data Controller” under GDPR and DPL, as applicable, solely for the purpose of fulfilling its own pre-contractual AML/KYC new fund client onboarding obligations. In either case, the Fund shall ensure that all necessary and appropriate consents, disclosures and notices, including data subject consents, are in place to enable the processing of “Personal Data” (as defined by GDPR and DPL) by USBGFS, the transfer of Personal Data to USBGFS, and the transfer of Personal Data by USBGFS to third countries or regulatory organizations.

(2)	The parties further agree the Fund is a “Data Controller” under GDPR and DPL, as applicable. The Fund, either alone or jointly with others, determines or controls the content, use, purpose and means of processing the Personal Data.

(3)	USBGFS shall process the Personal Data: (i) in accordance with instructions of the Fund pursuant to this Agreement and any authorized persons list executed pursuant thereto, for the purpose of discharging USBGFS’ obligations under the Agreement; and (ii) when required by law or regulation, or required or requested by any court or regulator (each a “Processing Order”) to which USBGFS is subject. In the event USBGFS receives a request to process Personal Data pursuant to any Processing Order, it shall, to the extent legally permissible and reasonably practicable under the circumstances, notify the Fund prior to processing.
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(4)	The Fund is solely responsible for developing and implementing its internal policies and procedures with respect to GDPR and DPL.

(5)	USBGFS shall:

i.	ensure that persons handling Personal Data on its behalf are subject to confidentiality obligations similar to those contained in this Agreement;

ii.	implement appropriate technical and organizational measures to protect Personal Data including against unauthorized or unlawful processing and against accidental loss, damage or destruction;

iii.	only appoint sub-processors with the prior written consent of the Fund (standing instructions or general written authorization are sufficient), and only if the sub-processors provide sufficient guarantees in writing to USBGFS that they have implemented appropriate technical and organizational measures in such a manner that processing will comply with GDPR and DPL, as applicable[1];

iv.	beyond the initial appointment, inform the Fund of any intended material changes concerning the addition or replacement of sub-processors, thereby giving the Fund the opportunity to object;

v.	taking into account the nature of the processing, reasonably assist the Fund by appropriate technical and organizational measures, insofar as possible, to enable the Fund to comply with its obligation to respond to requests for exercising a data subject’s rights under GDPR or DPL;

vi.	provide reasonable assistance to the Fund in ensuring their compliance with obligations regarding Personal Data breaches, data protection impact assessments and prior consultation subject to the nature of the processing and the information reasonably available to USBGFS, and inform the Fund of Personal Data breaches without undue delay;

vii.	at the written direction of the Fund, delete or return all Personal Data to the Fund after the end of the provision of services under the Agreement relating to processing, and delete existing copies of Personal Data unless applicable law or internal data retention or backup procedures require the storage of such Personal Data; and

viii.	make available to the Fund all information reasonably necessary to demonstrate compliance with GDPR or DPL, as applicable, and allow for and reasonably cooperate with audits, including inspections, conducted by the Fund or its auditor; and immediately inform the Fund if, in its opinion, the Fund’s instructions regarding this subsection infringes on GDPR or DPL.

[1]	For the avoidance of doubt, USBGFS’ affiliates and third party software providers will be used as sub-processors under this Agreement, and the Fund hereby authorizes such use.

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(6)	Each party shall comply with any other applicable law or regulation which implements GDPR and DPL in relation to the Personal Data. Nothing in the Agreement shall be construed as preventing either party from taking such other steps as are necessary to comply with GDPR, DPL or any other applicable data protection laws.

12.	Duties in the Event of Termination

In the event that, in connection with the termination of this Agreement, a successor to any of USBGFS’ duties or responsibilities hereunder is designated by the Fund by written notice to USBGFS, USBGFS will promptly, upon such termination and at the reasonable expense of the Fund, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBGFS under this Agreement in a form reasonably acceptable to the Fund (if such form differs from the form in which USBGFS has maintained the same, the Fund shall pay any reasonable expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBGFS’ personnel in the establishment of books, records, and other data by such successor. If no such successor is designated, then such books, records and other data shall be returned to the Fund. The Fund shall also pay any reasonable fees associated with record retention and/or tax reporting obligations that USBGFS is obligated under applicable law, regulation, or rule to continue following the termination.

13.	Term of Agreement; Amendment

A.	This Agreement shall become effective as of the date first above written and will continue in effect for a period of three (3) years. Following the initial term, this Agreement shall automatically renew for successive one (1) year terms unless either party provides written notice at least 90 days prior to the end of the then current term that it will not be renewing the Agreement.

B.	Notwithstanding Section 14.A,, this Agreement may be terminated by either party at any time upon giving 90 days’ prior written notice to the other party or such shorter notice period as is mutually agreed upon by the parties.

C.	Either party may terminate this Agreement immediately if the continued service or association would cause it or any of its affiliates to be in violation of any applicable law, rule, regulation, or order of any governmental, regulatory or judicial authority of competent jurisdiction, or if a party (or any affiliate thereof) commits any act, or becomes involved in any situation or occurrence, tending to bring itself into public disrepute, contempt, scandal, or ridicule, or such that continued association with it would reflect unfavorably upon the other party’s reputation, provided that in such event USBGFS shall, to the extent it is legally permitted and able to do so, provide reasonable assistance to transition the Fund to a successor service provider.

D.	This Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party However, this cure period only applies to the first two such breaches of the same material term of this Agreement. Either party may terminate this Agreement after the third such breach of the same material term of this Agreement. In addition, the Fund may, at any time, immediately terminate this Agreement upon its “assignment” as defined under the 1940 Act.
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E.	This Agreement may not be amended or modified in any manner except by written agreement executed by USBGFS and the Fund, and authorized or approved by the Fund’s Board of Managing General Partners.

14.	Early Termination

In the absence of a termination (i) pursuant to Section 14.C or 14. D above or (ii) the liquidation or dissolution of the Fund, should a party elect to otherwise terminate this Agreement prior to the end of the three (3) year initial term in Section 14 A above, such terminating party agrees to pay the following fees to the non-terminating party :

a.	If the Fund is the terminating party, all monthly fees through the end of the initial term, or twelve (12) months, whichever is less, including the repayment of any negotiated discounts (provided that no such fees shall be paid following the liquidation of the Fund);
b.	all reasonable and market fees associated with converting services to a successor service provider, as agreed upon by both parties;
c.	all reasonable and market fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider as agreed upon by both parties;
d.	all reasonable and documented out-of-pocket costs associated with a to c above.

15.	Assignment

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund without the written consent of USBGFS, or by USBGFS without the written consent of the Fund accompanied by the authorization or approval of the Fund’s Board of Managing General Partners.

16.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.

17.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

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18.	Services Not Exclusive

Nothing in this Agreement shall limit or restrict USBGFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

19.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

20.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBGFS shall be sent to:

U.S. Bank Global Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

Attn: President

and

Notice to the Fund shall be sent to:

Chestnut Street Exchange Fund

223 Wilmington West Chester Pike

Suite 216

Chadds Ford, PA 19137

With a copy to

Michael P. Malloy, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

21.	No Third Party Rights

Nothing expressed or referred to in this Agreement will be construed to give any third party (including, without limitation, shareholders of any Fund) any legal or equitable right, remedy or claim under or with respect to this Agreement.

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22.	Multiple Originals

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

23.	Fund Liability.

The persons executing this Agreement on behalf of the Fund have executed the Agreement as Managing General Partners or officers of the Fund and not individually. The obligations of the Fund hereunder and any liabilities or claims in connection therewith are not binding upon any of the Limited Partners of the Fund individually, but are binding only upon the assets and property of the Fund.

24.	Entire Agreement

This Agreement, together with any exhibits, attachments, appendices or schedules expressly referenced herein, sets forth the sole and complete understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements relating thereto, whether written or oral, between the parties.

(SIGNATURES ON THE FOLLOWING PAGE)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

CHESTNUT STREET EXCHANGE FUND		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Terry Wettergreen	By:	/s/ Anita Zagrodnik

Name:	Terry Wettergreen	Name:	Anita Zagrodnik

Title:	President	Title:	Senior Vice President

Date:	April 16, 2020	Date:	4/17/2020

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Exhibit A to the Fund Transfer Agent Servicing Agreement

“As of” Processing Policy

USBGFS will reimburse each Fund for any Net Material Loss that may exist on the Fund’s books and for which USBGFS is responsible, at the end of each calendar month. “Net Material Loss” shall be defined as any remaining loss, after netting losses against any gains, which impacts a Fund’s net asset value per share by at least ½ cent ($0.005). Gains and losses will be reflected on the Fund’s daily share sheet, and the Fund will be reimbursed for any Net Material Loss on a monthly basis. USBGFS will reset the “as of” ledger each calendar month so that any losses which do not exceed the materiality threshold of ½ cent ($0.005)will not be carried forward to the next succeeding month. USBGFS will notify the adviser to the Fund on the daily share sheet of any losses for which the adviser may be held accountable.

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 Exhibit B to the Fund Transfer Agent Servicing Agreement

Transfer Agent, Shareholder & Account Services Fee Schedule at April 2020

Annual Service Charges to the Fund*

▪	Base Fee per CUSIP	$24,000 for first CUSIP in Fund Complex
$16,000 each additional class CUSIP in Fund Complex
▪	Open Accounts	$12.00 per open account
▪	Closed (zero balance) Accounts	$ 2.50 per closed account
▪	Daily Accrual Fund Accounts	$22.00 per open account

Annual Basis Point Fee per Fund Complex

1 basis point on the first $250 million

.75 basis points on the next $250 million

.50 basis points on the balance

Services Included in Annual Basis Point Fee

▪	Telephone Calls
▪	Voice Response Calls
▪	Manual Shareholder Transaction & Correspondence
▪	Omnibus Account Transaction
▪	Daily Valuation/Manual 401k Trade
▪	Report Source – Client on-line access to fund and investor data. Includes set up and 2 user Ids.
▪	NSCC System Interface
▪	Short-Term Trader Reporting – Software application used to track and/or assess transaction fees that are determined to be short-term trades.
▪	Excessive Trader – Software application that monitors the number of trades (exchanges, redemptions) that meet fund family criteria for excessive trading and automatically prevents trades in excess of the fund family parameters.
▪	12b-1 Aging – Aging shareholder account share lots in order to monitor and begin assessing 12b-1 fees after a certain share lot age.

Miscellaneous Expenses

All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:

Telephone toll-free lines, mailing, sorting and postage, stationery, envelopes, service/data conversion, AML verification services, special reports, record retention, lost shareholder search, disaster recovery charges, ACH fees, Fed wire charges, NSCC activity charges, DST charges, shareholder/dealer print out (daily confirms, investor statements, tax, check printing and writing and commissions), voice response (VRU) maintenance and development, data communication and implementation charges, specialized programming, omnibus conversions, travel, excess history, FATCA and other compliance mailings, electronic document archiving.

Additional Services

Additional services not included above shall be mutually agreed upon at the time of the service being added. Digital Investor shareholder e-commerce, FAN Mail electronic data delivery, Vision intermediary e-commerce, client Web data access, recordkeeping application access, programming charges, outbound calling & marketing campaigns, training, cost basis reporting, investor email services, dealer reclaim services, literature fulfillment, money market fund service organizations, charges paid by investors, physical certificate processing, CUSIP setup, CTI reporting, sales reporting & 22c-2 reporting (MARS), electronic statements (Informa), Fund Source, EConnect Delivery, Shareholder Call review analysis, statement support, Mutual Fund Profile II services, dealer/fund merger events, NAV reprocessing, voluntary state withholdings and additional services mutually agreed upon.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

*	Subject to annual CPI increase – All Urban Consumers – U.S. City Average.

Fees are calculated pro rata and billed monthly.

The monthly fee for an open account shall be charged in the month during which an account is opened through the month in which such account is closed. The monthly fee for a closed account shall be charged in the month following the month during which such account is closed

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Transfer Agent & Shareholder Services (Additional Services Fee Schedule)

Charges Paid by Investors

Shareholder accounts will be charged based upon the type of activity and type of account, including the following:

Qualified Plan Fees

▪	$15.00 per qualified plan account or Coverdell ESA account (Cap at $30.00 per SSN)
▪	$25.00 per transfer to successor trustee
▪	$25.00 per participant distribution (Excluding SWPs)
▪	$25.00 per refund of excess contribution
▪	$25.00 per reconversion/recharacterization

Additional Shareholder Paid Fees

▪	$15.00 per outgoing wire transfer or overnight delivery
▪	$5.00 per telephone exchange
▪	$25.00 per return check or ACH or stop payment
▪	$10.00 per statement year requested per account (This fee applies to research requests for statements older than the prior year)
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